UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 23, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Red Trail Energy, LLC

File No. 000-52033- CF#27763

       Red Trail Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-KT filed on December 13, 2011, as amended.

       Based on representations by Red Trail Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.60   through December 14, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                      Craig E. Slivka
                                      Special Counsel